UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2010

Commission File Number 000-22286

Taro Pharmaceutical Industries Ltd.
(Translation of registrant's name into English)

14 Hakitor Street, Haifa Bay 26110, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

April 30, 2010

Dear Fellow Shareholder:

We are pleased to report that we recently filed our audited financial statements for the three years ended December 31, 2006 in our Annual Report on Form 20-F with the U.S. Securities and Exchange Commission.  Completion of the 2006 audit was a crucial step toward returning Taro to timely financial reporting.  Shareholders may obtain a copy of that filing on our website at www.taro.com or at www.sec.gov.

Also enclosed is a press release providing preliminary unaudited results for the year ended December 31, 2009, which shows our continued strong financial and operating results.

Taro’s primary objective is now to fulfill the requirements needed to relist the Company’s shares on a national stock exchange.  To that end, we are focusing our energies on completing the audits of our 2007, 2008 and 2009 financial statements.  To better achieve that goal, our Board of Directors recommends that you vote for the termination of Kost Forer Gabbay and Kasierer, Certified Public Accountants (Israel), a member of Ernst and Young Global (“Kost Forer”), as the Company’s independent auditors and  appoint Ziv Haft, Certified Public Accountants (Israel), a BDO member firm (“Ziv Haft”), as our new independent auditors.

The decision to recommend appointment of new auditors was made after careful consideration by the Company’s Audit Committee and Board of Directors, who believe that it is in the interest of Taro to engage new independent auditors.  We believe this change will be the most expeditious way to move forward with the audits for 2007, 2008 and 2009 and to achieve our ultimate objective of relisting the Company on a national stock exchange.

As described in the enclosed notice and proxy statement, an Extraordinary General Meeting of the Shareholders is scheduled to take place on May 21, 2010 asking shareholders to terminate the appointment of Kost Forer as the Company’s independent auditors and appoint Ziv Haft in their stead.

Voting instructions may be found in the enclosed proxy statement.  We recommend that you vote “FOR” the appointment of new independent auditors for Taro.

Every vote is important and we urge you to promptly return your proxy card.

Sincerely,

/s/ Barrie Levitt, M.D.

Barrie Levitt, M.D.
Chairman

TARO PHARMACEUTICAL INDUSTRIES LTD.

  NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Haifa Bay, Israel

April 30, 2010

Notice is hereby given that an Extraordinary General Meeting of Shareholders (the “Meeting”) of Taro Pharmaceutical Industries Ltd. (the “Company”) will be held on May 21, 2010, at 8:00 a.m. (Israel time), at the offices of the Company, 14 Hakitor Street, Haifa Bay, Israel.

The Meeting will be held for the purpose of considering, and if deemed fit, passing a resolution to terminate the appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent auditors and to appoint Ziv Haft, Certified Public Accountants (Israel), a BDO member firm (“Ziv Haft”), in their stead as the Company’s independent auditors to serve until the close of the next Annual General Meeting of the Shareholders of the Company, and to authorize the remuneration of Ziv Haft to be fixed, in accordance with the volume and nature of their services, by the Audit Committee and the Board of Directors of the Company.

Shareholders of record at the close of business on May 4, 2010, are entitled to notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly in the pre-addressed envelope provided.  No postage is required if mailed in the United States.  You may also appoint and instruct your proxy by telephone or via the Internet by following the instructions included with the enclosed materials.  Shareholders who subsequently revoke their proxies may vote their shares in person.

Shareholders who wish to appoint a representative by power of attorney to attend in their stead must submit an original power of attorney or a notarized copy to the Company’s offices at least 48 hours before the Meeting.

IMPORTANT:  PLEASE SIGN, DATE AND RETURN YOUR PROXIES PROMPTLY.  Article 92 of the Company’s Articles of Association require that all proxies (and, if applicable, the power of attorney or other authority under which a proxy is signed) must be deposited at the Company’s Principal Office, which is located at 14 Hakitor Street, Haifa Bay 26110, Israel, not less than 48 hours in advance of the time of the Meeting. Proxies and/or other powers or authorizations that do not comply with this provision will not be recognized. TO BE SURE THAT YOUR VOTE IS PROPERLY SUBMITTED AND COUNTED, PLEASE RETURN YOUR SIGNED AND DATED PROXY IN THE ENCLOSED ENVELOPE PROMPTLY.  The Company’s proxy soliciting agents have been instructed to deliver all proxies timely received by them to the Company’s Principal Office not less than 48 hours in advance of the time of the Meeting.

BY ORDER OF THE BOARD OF DIRECTORS,

/s/ Barrie Levitt, M.D.

Barrie Levitt, M.D.
Chairman of the Board of Directors

TARO PHARMACEUTICAL INDUSTRIES LTD.

14 Hakitor Street
Haifa Bay 26110, Israel
_____________________

PROXY STATEMENT

_____________________

This Proxy Statement is furnished to the holders of Ordinary Shares, nominal (par) value NIS 0.0001 each (the “Ordinary Shares”) and of Founders' Shares, nominal (par) value NIS 0.00001, of Taro Pharmaceutical Industries Ltd. (the “Company”) in connection with the solicitation by the Board of Directors of the Company (the “Board of Directors”) of proxies for use at the Extraordinary General Meeting of Shareholders (the “Meeting”), to be held on May 21, 2010, at 8:00 a.m. (Israel time) at the offices of the Company, 14 Hakitor Street, Haifa Bay, Israel, or any postponement or adjournment thereof, pursuant to the accompanying Notice of Extraordinary General Meeting of Shareholders.

It is proposed that at the Meeting the following matter be considered:

Termination of the appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global (“Kost Forer”), as the Company’s independent auditors and the appointment of Ziv Haft, Certified Public Accountants (Israel), a BDO member firm (“Ziv Haft”), in their stead as the Company’s independent auditors until the close of the next Annual General Meeting of the Shareholders of the Company and to authorize the remuneration of Ziv Haft to be fixed, in accordance with the volume and nature of their services, by the Audit Committee and the Board of Directors.

A form of proxy for use at the Meeting and a return envelope for the proxy are also enclosed.  Proxies may also be appointed and instructed by telephone or via the Internet by following the instructions included with the enclosed materials.  Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, by appointing and instructing proxies by telephone or Internet at a later date, or by voting in person at the Meeting.  Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by the Company at least 48 hours prior to the Meeting, will be voted in favor of all the matters to be presented to the Meeting, as described above. The Board of Directors of the Company is soliciting proxies for use at the Meeting.

Shareholders who wish to appoint a representative by power of attorney to attend in their stead must submit an original power of attorney or a notarized copy to the Company’s offices at least 48 hours before the Meeting.

IMPORTANT:  PLEASE SIGN, DATE AND RETURN YOUR PROXIES PROMPTLY.  Article 92 of the Company’s Articles of Association requires that all proxies (and, if applicable, the power of attorney or other authority under which a proxy is signed) must be deposited at the Company’s Principal Office, which is located at 14 Hakitor Street, Haifa Bay 26110, Israel, not less than 48 hours in advance of the time of the Meeting.

2

Proxies and/or other powers or authorizations that do not comply with this provision will not be recognized.  TO BE SURE THAT YOUR VOTE IS PROPERLY SUBMITTED AND COUNTED, PLEASE RETURN YOUR SIGNED AND DATED PROXY IN THE ENCLOSED ENVELOPE PROMPTLY.  The Company’s proxy soliciting agents have been instructed to deliver all proxies timely received by them to the Company’s Principal Office not less than 48 hours in advance of the time of the Meeting.

Only shareholders of record at the close of business on May 4, 2010, will be entitled to vote at the Meeting.  Proxies are being mailed to shareholders on or about May 4, 2010 and will be solicited chiefly by mail; however, certain officers, directors and employees of the Company may solicit proxies by telephone, fax or other personal contact, none of whom will receive additional compensation therefor.  The Company may also retain one or more agents for the purpose of soliciting proxies in connection with the Meeting. The Company will bear the cost of its solicitation of proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

REPLACEMENT OF INDEPENDENT AUDITORS

At the Annual General Meeting of the Shareholders held on December 31, 2009, Kost Forer was appointed as the Company's independent auditors until the close of the next Annual General Meeting of the Shareholders.

On March 25, 2010, the audited consolidated financial statements for the three years ended December 31, 2006, were published.  On April 13, 2010, the Company's 2006 Annual Report on Form 20-F was filed with the U.S. Securities and Exchange Commission.

The Audit Committee and the Board of Directors had various concerns with respect to the overall audit experience with Kost Forer, who served as the Company’s auditors since 1993.  Accordingly, the Audit Committee and the Board of Directors believe that it is in the interest of the Company to engage new independent auditors.  Both the Audit Committee and the Board of Directors believe that a change in independent auditors would be the most expeditious way to move forward with the audits of 2007, 2008 and 2009.

At a meeting of the Audit Committee, and after Kost Forer was given the opportunity to present their position with respect to the potential termination of their appointment to the Audit Committee (which they declined), the Audit Committee decided to recommend the termination of the appointment of Kost Forer as the Company's independent auditors, for the reasons set forth above.

3

Kost Forer's report on the Company's recently filed financial statements for the three years ended December 31, 2006, did not contain any adverse opinions or disclaimers of opinion, and were not qualified or modified as to uncertainty, audit scope, or accounting principles.  In addition, there were no disagreements with Kost Forer on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements if not resolved to the satisfaction of Kost Forer would have caused them to make reference to the subject matter of the disagreements in connection with their report.

Subject to the approval of the shareholders of the Company, Ziv Haft has been nominated and approved by the Board of Directors and the Audit Committee for appointment as the Company's independent auditors until the close of the next Annual General Meeting of the Shareholders of the Company.

Accordingly, the shareholders at the Meeting are requested to approve the termination of the appointment of Kost Forer as the Company’s independent auditors and the appointment of Ziv Haft, in their stead as the Company’s independent auditors and to authorize the remuneration of Ziv Haft to be fixed, in accordance with the volume and nature of their services, by the Audit Committee and the Board of Directors.

The Board of Directors will present the following Resolution at the Meeting:

RESOLVED, that the appointment of Kost Forer Gabbay & Kasierer as the Company’s independent auditors, is hereby terminated, and that Ziv Haft, Certified Public Accountants (Israel), a BDO member firm ("Ziv Haft"), be and hereby is appointed in their stead as the Company’s independent auditors until the close of the next Annual General Meeting of the Shareholders of the Company, and that the remuneration of Ziv Haft be fixed, in accordance with the volume and nature of their services, by the Audit Committee and the  Board of Directors.

For the reasons set forth above, the Board of Directors unanimously recommends a vote for the above Resolution.

VOTE REQUIRED

In order to approve the above Resolution, the required vote is a majority of the votes cast at the Meeting, whether in person or by proxy.

BY ORDER OF THE BOARD OF DIRECTORS,

/s/ Barrie Levitt, M.D.

Barrie Levitt, M.D.
Chairman of the Board of Directors

Dated:  April 30, 2010

Taro Pharmaceutical Industries Ltd. c/o Taro Pharmaceuticals U.S.A., Inc. Three Skyline Drive Hawthorne, New York 10532 (Pink Sheets: TAROF)

CONTACT
Roanne Kulakoff
Kekst and Company
(212) 521-4827

FOR IMMEDIATE RELEASE
Hawthorne, NY, April 30, 2010

TARO PROVIDES PRELIMINARY 2009 FULL YEAR RESULTS

Hawthorne, NY, April 30, 2010 - Taro Pharmaceutical Industries Ltd. (“Taro,” the “Company,” Pink Sheets: TAROF) today provided preliminary, unaudited and unreviewed information on its financial performance for the year ended December 31, 2009.

2009 Financial Performance
For the year ended December 31, 2009, Taro estimates net sales of $360.5 million, compared to estimated net sales of $336.7 million in 2008.  Gross profit in 2009 is estimated at $205.6 million, or 57.0% of net sales, compared to estimated gross profit of $189.4 million in 2008, or 56.3% of net sales.  Operating income in 2009 is estimated at $66.4 million, compared to an estimated $55.1 million in 2008.  Net income in 2009 is estimated at $44.1 million, compared to an estimated $44.4 million in 2008.

Net income for the year ended December 31, 2009 was adversely impacted by foreign exchange expenses of $7.8 million, while net income for the year ended December 31, 2008 was positively impacted by a foreign exchange benefit of $17.4 million.  The increase in foreign exchange expenses was principally caused by the weakening of the U.S. dollar against the Canadian dollar.

Estimates for Prior Years
As a result of the completion of the restatement of the Company’s financial statements for the years 2004 and 2005 and the completion of the audit of the financial statements for the year ended December 31, 2006, our estimated earnings for the years ended December 31, 2007 and 2008 were adjusted accordingly.

Net cash generated from operations in 2009 is estimated at $64.2 million.  The Company continues to strengthen its balance sheet with net debt (total debt less cash and cash equivalents, adjusted by the value of hedging instruments) significantly declining from $105.5 million at December 31, 2008 to $41.0 million at December 31, 2009.  As of March 31, 2010, net debt further declined to $33.2 million.

The Company continues to be out of compliance with certain financial reporting and other requirements in certain of its debt instruments due primarily to the lack of audited financial statements.  The Company continues to discuss the situation with its lenders, and notes that it remains current with its payments to lenders and does not foresee the need for additional sources of outside liquidity to fund its ongoing business operations. The Company believes, in the ordinary course, that it should have sufficient liquidity to meet its cash requirements for the foreseeable future, subject to the continuing support of its lenders.

The Company cautioned that the financial information presented in this press release is based on currently available information, and is unaudited and subject to further review and change.  Additionally, these results do not provide complete financial information and are subject to audit by the Company's outside auditors.  However, subject to the foregoing caveats, the Company believes that the information herein represents the best information currently available to Taro management.

About Taro
Taro Pharmaceutical Industries Ltd. is a multinational, science-based pharmaceutical company, dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products.

For further information on Taro Pharmaceutical Industries Ltd., please visit the Company’s website at www.taro.com.

SAFE HARBOR STATEMENT
Certain statements in this release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements include, but are not limited to, statements that do not describe historical facts and statements that refer or relate to events or circumstances the Company “estimates,” “believes,” or “expects” to happen or similar language, and statements with respect to the Company’s financial performance, including its  financial performance during the last three years, availability of financial information, completion of the 2007, 2008 and 2009 audits, estimates of financial results and financial information for 2007-2009.  Although Taro Pharmaceutical Industries Ltd. believes the expectations reflected in such forward-looking statements to be based on reasonable assumptions, it can give no assurances that its expectations will be attained.  Factors that could cause actual results to differ include the possible unavailability of financial information, completion of the audits of 2007, 2008 and 2009, actions of the Company's lenders, creditors and Sun Pharmaceutical Industries Ltd. (“Sun”), including but not limited to the outcome of litigation with Sun, general domestic and international economic conditions, industry and market conditions, changes in the Company's financial position, litigation brought by any party in any court in Israel, the United States, or any country in which Taro operates, regulatory actions and legislative actions in the countries in which Taro operates, and other risks detailed from time to time in the Company's SEC reports, including its Annual Reports on Form 20-F. Forward-looking statements speak only as of the date on which they are made.  The Company undertakes no obligations to update, change or revise any forward-looking statement, whether as a result of new information, additional or subsequent developments or otherwise.

TARO PHARMACEUTICAL INDUSTRIES LTD.
 SUMMARY CONSOLIDATED STATEMENTS OF INCOME
(US dollars in thousands, except per share data)

	Unaudited and Unreviewed
	Year ended December 31,
	2009	2008	2007

SALES, NET	$360,462	$336,737	$321,746
Cost of Sales	154,866	147,301	135,266
Gross Profit	205,596	189,436	186,480
Operating Expenses:
Selling and Administrative	103,926	98,558	97,831
Operating Income Before Research
and Development	101,670	90,878	88,649

Research and Development	35,222	35,770	29,824

Operating Income	66,448	55,108	58,825
Financial Expenses:
Interest and Other Financial Expenses, net	9,349	17,529	16,330
Foreign Exchange Expense (Benefit)	7,769	(17,449)	5,911
Other Income, net	30	1,250	4,152
	49,360	56,278	40,736
Income Tax Expense	5,255	11,881	6,101

NET INCOME	$44,105	$44,397	$34,635
Earnings Per Ordinary Share:
Basic	$1.12	$1.13	$1.00
Diluted	$1.09	$1.10	$0.98

Weighted-Average Number of Shares:
Basic	39,226,580	39,196,739	34,722,211
Diluted	40,562,157	40,416,531	35,282,486

TARO PHARMACEUTICAL INDUSTRIES LTD.
 SUMMARY CONSOLIDATED BALANCE SHEETS
(US dollars in thousands)

	Unaudited and Unreviewed
	December 31,
	2009	2008	2007

Assets

Current Assets:
Cash and Cash Equivalents	$98,439	$65,936	$43,631
Short-Term Bank Deposits	9,427	7,225	812
Restricted Short-Term Bank Deposits	5,250	6,250	-
Accounts Receivable:
Trade, net	72,695	73,980	73,043
Other Receivables, Prepaid Expenses and Other	21,226	21,613	25,042
Inventories	65,341	64,008	62,935
Total Current Assets	272,378	239,012	205,463

Long-Term Investments	23,307	20,391	27,924
Property, Plant and Equipment, net	180,440	189,464	211,922
Goodwill	7,265	7,217	7,287
Other Intangible Assets and Deferred Charges, net	21,537	23,756	26,368
Deferred Income Taxes	3,373	1,709	4,764
TOTAL ASSETS	$508,300	$481,549	$483,728

Liabilities and Shareholders' Equity

Current Liabilities:
Short-Term Bank Credits	$89,935	$93,317	$103,205
Current Maturities of Long-Term Liabilities	29,265	29,887	31,348
Accounts Payable:
Trade Payables	29,768	25,101	21,991
Other Current Liabilities	71,840	82,297	69,703
Total Current Liabilities	220,808	230,602	226,247

Long-Term Debt, Net of Current Maturities	38,372	59,894	81,625
Deferred Income Taxes	5,781	5,234	6,111
Other Long-Term Liabilities	5,512	6,263	15,052
Total Liabilities	270,473	301,993	329,035

Shareholders' Equity	237,827	179,556	154,693
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$508,300	$481,549	$483,728

TARO PHARMACEUTICAL INDUSTRIES LTD.
SUMMARY CONSOLIDATED STATEMENT OF CASH FLOWS (US dollars in thousands)

Unaudited and Unreviewed
Year Ended December 31, 2009
Operating Activities:
Net income	$44,105
Adjustments required to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	18,888
Stock-based compensation	338
Capital loss on sales of property, plant and equipment, net	517
Decrease in long-term debt due to currency fluctuations	(1,363)
Decrease in trade receivables	1,972
Decrease in other receivables and prepaid expenses	34
Decrease in inventories	901
Foreign exchange effect on intercompany balances	7,554
Decrease in trade and other payables and accruals	(8,762)
Net cash provided by operating activities	64,184

Investing Activities:
Purchase of property, plant and equipment, net	(4,491)
Investment in other intangible assets	(127)
Investment in short-term bank deposits	(1,188)
Proceeds from sales of property, plant and equipment	1,527
Net cash (used in) investing activities	(4,279)

Financing Activities:
Repayments of long-term debt	(27,800)
Changes in short-term bank debt, net	(1,371)
Net cash (used in) financing activities	(29,171)

Effect of exchange rate changes	1,769
Net increase in cash	32,503
Cash at beginning of period	65,936
Cash at end of period	$98,439

- ### -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  April 30, 2010

TARO PHARMACEUTICAL INDUSTRIES LTD.

By: /s/ Tal Levitt
Name: Tal Levitt
Title: Secretary